Management's Discussion and Analysis

For the three months ended March 31, 2024

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd and its subsidiaries (together, "Osisko" or the "Company") for the three months ended March 31, 2024 should be read in conjunction with the Company's unaudited condensed interim consolidated financial statements and related notes for the three months ended March 31, 2024. The unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IASB") applicable to the preparation of interim financial statements. Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit and Risk Committee composed of independent directors. The Audit and Risk Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of May 8, 2024, the date when the Board of Directors has approved the Company's unaudited condensed interim consolidated financial statements for the three months ended March 31, 2024 following the recommendation of the Audit and Risk Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Description of the Business

Osisko is engaged in the business of acquiring and managing royalties, streams and similar interests on precious metals and other commodities that fit the Company's risk/reward objectives. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects. The Company's cornerstone asset is a 3-5% net smelter return ("NSR") royalty on the Canadian Malartic Complex, located in Québec, Canada.

Osisko is a public company domiciled in the Province of Québec, Canada, whose shares trade on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") and is constituted under the Business Corporations Act (Québec). The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

Business Model and Strategy

Osisko is focused on acquiring high-quality, long-life precious metals royalty and stream assets located in favourable jurisdictions and operated by established mining companies. The Company has deployed capital to finance, through the acquisition of metal royalty and stream assets, exploration, development, new mine construction, expansions, counterparty debt reduction and acquisitions. Osisko endeavours to provide investors with lower-risk precious metals exposure via a geographically and operationally diversified asset base. The Company aims to maintain a strong balance sheet to allow it to readily deploy capital into new investment opportunities.

Highlights

First Quarter of 2024

  22,259 gold equivalent ounces ("GEOs1 ") earned (23,111 GEOs in Q1 20232 );
  Revenues from royalties and streams of $60.8 million ($59.6 million in Q1 2023);
  Cash flows generated by operating activities of $50.4 million ($45.5 million in Q1 2023);
  Net earnings of $15.1 million, $0.08 per basic share ($20.8 million, $0.11 per basic share in Q1 2023);
  Adjusted earnings3  of $29.7 million, $0.16 per basic share ($25.2 million, $0.14 per basic share in Q1 2023);
  Repayment of $43.6 million under the revolving credit facility;
  Cash balance of $70.6 million and debt position of $151.9 million as at March 31, 2024;
  Appointment of Mr. David Smith, former chief financial officer of Agnico Eagle Mines Limited, to the Board of Directors; and
  Declaration of a quarterly dividend of $0.06 per common share paid on April 14, 2024 to shareholders of record as of the close of business on March 28, 2024.

Subsequent to March 31, 2024

  Additional repayments of $18.6 million on the revolving credit facility and extension of the maturity date from September 29, 2026 to April 30, 2028;
  Publication of the fourth edition of the Company's sustainability report, Growing Responsibly and the 2024 Asset Handbook; and
  Declaration of a quarterly dividend of $0.065 per common share payable on July 15, 2024 to shareholders of record as of the close of business on June 28, 2024, an increase of 8%.

Corporate Update

On January 24, 2024, Mr. David Smith was appointed to the Board of Directors. On January 31, 2024, The Honourable Mr. John R. Baird resigned as a director of the Company. On April 1, 2024, Mr. Brendan Pidcock was appointed Vice President, Engineering.

The Company's 2024 Annual General Meeting of shareholders will be held on May 9, 2024 in Montréal, Québec.

1   GEOs are calculated on a quarterly basis and include royalties and streams. Silver ounces earned from royalty and stream agreements are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties are converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. For average metal prices used, refer to the Portfolio of Royalty, Stream and Other Interests section of this MD&A.

2    Three months ended March 31, 2023 ("Q1 2023").

3   "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Guidance for 2024

Osisko expects GEOs earned to range between 82,000 to 92,000 in 2024 at an average cash margin of 97%. The reduction in guided GEOs for 2024 compared to the actual GEOs earned in 2023 is primarily a result of the stoppage of operations at the Renard diamond mine, from which Osisko earned 9,538 GEOs in 2023.

Osisko's 2024 guidance on royalty and stream interests is largely based on publicly available forecasts from our operating partners. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers or uses management's best estimate.

For the 2024 guidance, deliveries of silver, copper, and cash royalties have been converted to GEOs using commodity prices based on consensus price estimates and a gold/silver price ratio of 83:1. The 2024 guidance also assumes the commencement of GEOs earned under the CSA copper stream from June 15, 2024, as well as from G Mining Venture Corp.'s Tocantinzinho project and Shandong Gold Mining Co. Ltd.'s Namdini project later in the year.

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned by the Company's producing royalty, stream and other interests:

	Three months ended March 31,
	2024	2023

Gold

Canadian Malartic Complex royalty	9,176	7,602
Eagle Gold royalty	1,654	2,001
Éléonore royalty	1,261	1,568
Island Gold royalty	682	922
Seabee royalty	890	546
Lamaque royalty	530	474
Ermitaño royalty	520	471
Bald Mountain royalty	430	289
Pan royalty	395	420
Fruta del Norte royalty	88	91
San Antonio stream	-	370
Others	268	345
	15,894	15,099
Silver

Mantos Blancos stream	2,927	3,383
CSA stream (i)	1,143	-
Sasa stream	868	957
Gibraltar stream	627	620
Canadian Malartic Complex royalty	44	63
Others	41	40
	5,650	5,063
Diamonds

Renard stream (ii)	697	2,708
Others	1	41
	698	2,749
Other metals

Kwale royalty and others	17	200

Total GEOs	22,259	23,111

(i) The CSA silver stream was acquired on June 15, 2023, with an effective date of February 1, 2023. Revenues related to the ounces earned between February 1, 2023 and June 15, 2023 were recognized in the third quarter of 2023 when the silver ounces were received and sold by Osisko Bermuda Limited ("Osisko Bermuda"), a wholly-owned subsidiary of the Company.

(ii) Until April 30, 2022, GEOs from the Renard diamond stream were excluded when presenting Osisko's total attributable GEOs because cash flows from the Renard diamond stream were reinvested through a bridge loan with the operator until that date. On October 27, 2023, Stornoway Diamonds (Canada) Inc. ("Stornoway"), the operator of the Renard diamond mine, announced it was temporarily suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act ("CCAA"). In January 2024, Osisko received a partial repayment of $1.9 million from the bridge loan and subsequently recognized the GEOs that were not recognized at the time the proceeds from the diamonds stream were reinvested.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

GEOs by Product

Metal Prices and Exchange Rate

	Three months ended March 31,
	2024		2023
	Average	Realized	Average	Realized

Gold(i)	$2,070	$2,073	$1,890	$1,890
Silver(ii)	$23.34	$23.78	$22.55	$21.79

Exchange rate (US$/Can$)(iii)	1.3486	n/a	1.3525	n/a

(i) The average price represents the London Bullion Market Association's PM price in U.S. dollars, per ounce.

(ii) The average price represents the London Bullion Market Association's price in U.S. dollars, per ounce.

(iii) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Royalty, Stream and Other Interests Portfolio Overview

As at May 8, 2024, Osisko owned a portfolio of 171 royalties, 14 streams and 4 offtakes, as well as 7 royalty options. Currently, the Company has 19 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	14	5	-	19

Development	15	9	3	27

Exploration and evaluation	142	-	1	143

	171	14	4	189

Producing assets

Asset	Operator	Interest (i)	Commodity	Jurisdiction

North America

Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% GSR (ii) royalty	Au	USA

Canadian Malartic Complex	Agnico Eagle Mines Limited	3 - 5% NSR royalty	Au, Ag	Canada

Eagle Gold	Victoria Gold Corp.	5% NSR royalty	Au	Canada

Éléonore	Newmont Corporation	1.8 - 3.5% NSR royalty	Au	Canada

Ermitaño	First Majestic Silver Corp.	2% NSR royalty	Au, Ag	Mexico

Gibraltar	Taseko Mines Limited	87.5% stream	Ag	Canada

Island Gold	Alamos Gold Inc.	1.38 - 3% NSR royalty	Au	Canada

Lamaque	Eldorado Gold Corporation	1% NSR royalty	Au	Canada

Macassa TH	Agnico Eagle Mines Limited	1% NSR royalty	Au	Canada

Pan	Calibre Mining Corp.	4% NSR royalty	Au	USA

Parral	GoGold Resources Inc.	2.4% stream	Au, Ag	Mexico

Santana	Minera Alamos Inc.	3% NSR royalty	Au	Mexico

Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada

Outside of North America

Brauna	Lipari Mineração Ltda	1% GRR (iii)	Diamonds	Brazil

CSA	Metals Acquisition Limited	100% stream 3.0 - 4.875% stream (iv)	Ag Cu	Australia

Dolphin Tungsten (v)	Group 6 Metals Limited	1.5% GRR	Tungsten (W)	Australia

Fruta del Norte	Lundin Gold Inc.	0.1% NSR royalty	Au	Ecuador

Mantos Blancos	Capstone Copper Corp.	100% stream	Ag	Chile

Sasa	Central Asia Metals plc	100% stream	Ag	North Macedonia

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Key exploration/evaluation and development assets

Asset	Operator	Interest	Commodities	Jurisdiction

Akasaba West	Agnico Eagle Mines Limited	2.5% NSR royalty	Au	Canada

Altar	Aldebaran and Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

Arctic	South32 / Trilogy Metals Inc.	1% NSR royalty	Cu	USA

Antakori	Regulus Resources Inc.	0.75% - 1.5% NSR royalty	Cu, Au	Peru

Back Forty	Gold Resource Corporation	18.5% Au / 85% Ag streams	Au, Ag	USA

Bralorne	Talisker Resources Ltd.	1.7% NSR royalty	Au	Canada

Cariboo	Osisko Development Corp.	5% NSR royalty	Au	Canada

Cascabel	SolGold plc	0.6% NSR royalty	Cu, Au	Ecuador

Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada

Cerro del Gallo	Argonaut Gold Inc.	3% NSR royalty	Au, Ag, Cu	Mexico

Copperwood	Highland Copper Company Inc.	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA

Corvette	Patriot Battery Metals Inc.	2% NSR royalty	Lithium (Li)	Canada

Hammond Reef	Agnico Eagle Mines Limited	2% NSR royalty	Au	Canada

Hermosa	South32 Limited	1% NSR royalty on sulphide ores	Zn, Pb, Ag	USA

Horne 5	Falco Resources Ltd.	90% - 100% stream	Ag	Canada

Kandiolé	Roscan Gold Corp.	1% NSR royalty	Au	Mali

Magino(vi)	Argonaut Gold Inc.	3% NSR royalty	Au	Canada

Marban	O3 Mining Inc.	0.435-2% NSR royalty	Au	Canada

Marimaca	Marimaca Copper Corp.	1% NSR royalty	Cu	Chile

Namdini	Shandong Gold Co Ltd.	1% NSR royalty	Au	Ghana

Pine Point	JV between Osisko Metals Inc. and Appian Natural Resources Fund III	3% NSR royalty	Zn	Canada

San Antonio	Osisko Development Corp.	15% stream	Au, Ag	Mexico

Spring Valley (vii)	Waterton Global Resource Management	0.5 - 3.5% NSR royalty	Au	USA

Tocantinzinho	G Mining Ventures Corp.	0.75% NSR royalty	Au	Brazil

Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada

West Kenya	Shanta Gold Limited	2% NSR royalty	Au	Kenya

Wharekirauponga (WKP)	OceanaGold Corporation	2% NSR royalty	Au	New Zealand

White Pine	White Pine Copper LLC	1.5% NSR royalty 3/26th NSR royalty	Cu Ag	USA

Windfall	Osisko Mining Inc. (50%) Gold Fields Limited (50%)	2.0 - 3.0% NSR royalty	Au	Canada

(i) Excluding tail royalties and streams reduction, when applicable.

(ii) Gross smelter return ("GSR").

(iii) Gross revenue royalty ("GRR").

(iv) Deliveries under the CSA copper stream are expected to commence after June 15, 2024.

(v) In July 2023, Group 6 Metals Limited announced that commercial production of tungsten was achieved at the Dolphin Tungsten mine and the first concentrate was produced and exported.

(vi) The 3% NSR royalty covers a small portion of the currently proposed mine plan. Commercial production was declared at Magino in November 2023, but Osisko does not expect to receive royalty payments in the short term.

(vii) A 3-3.5% NSR royalty is applicable to the core resource area; a separate 0.5-2% NSR royalty is applicable on the periphery of the property.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Main Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Main Producing Assets - Updates

Canadian Malartic Royalty (Agnico Eagle Mines Limited)

The Company holds a 3-5% NSR royalty on the Canadian Malartic mine, which is located in Malartic, Québec. Osisko also holds a 5.0% NSR royalty on the East Gouldie and Odyssey South underground deposits, a 3.0% NSR royalty on the Odyssey North underground deposit and a 3.0-5.0% NSR royalty on the East Malartic underground deposit, which are located adjacent to the Canadian Malartic mine. The Canadian Malartic mine and the Odyssey mine now form the Canadian Malartic Complex. In addition, a $0.40 per tonne milling fee is payable to Osisko on ore processed from any property that was not part of the Canadian Malartic property at the time of the sale of the mine in 2014.

Guidance - 2024

On February 15, 2024, Agnico Eagle Mines Limited ("Agnico Eagle") reported production guidance of 615,000 to 645,000 ounces of gold at Canadian Malartic for the year 2024.

Update on operations

On April 25, 2024, Agnico Eagle reported gold production at the Canadian Malartic Complex of 186,906 ounces in the first quarter of 2024 compared to 161,370 ounces in the first quarter of 2023, as a result of higher mill throughput, higher gold grades resulting from the contribution from Odyssey and higher mill recoveries than planned.

At the Barnat pit, good equipment availability and productivity, together with mining areas with softer ultramafic ore, drove solid operational performance despite challenging weather conditions. At Odyssey South, the mining rate and production were slightly below plan. The underground operations are expected to gain additional flexibility in the second quarter of 2024, with the start of a second mining front and the addition of four 65 tonnes haulage trucks. Stope reconciliation at Odyssey South remains positive, primarily from the contribution of the internal zones, which resulted in approximately 16% more gold ounces produced than anticipated. Mill throughput continued to be above plan due to softer rock conditions.

At the Canadian Malartic pit, Agnico Eagle continued the construction of the central berm (approximately 74% complete) in preparation for in-pit tailings disposal, which is scheduled to start in mid-2024. In the first quarter of 2024 at the Odyssey mine, ramp development continued to exceed targets, with the ramp reaching the first production level of East Gouldie (level 75) in February 2024 and a depth of 765 metres as at March 31, 2024.

Update on reserve and resource estimates

On February 15, 2024, Agnico Eagle reported an initial Probable mineral reserve of 5.2 million ounces of gold at the East Gouldie deposit (47 million tonnes grading 3.42 grams per tonne ("g/t") Au). This resulted in an increase of reported Proven and Probable mineral reserves to 7.9 million ounces of gold at the Canadian Malartic Complex (142.3 million tonnes grading 1.73 g/t Au). Updated Measured and Indicated resources include 1.1 million ounces of gold (17.4 million tonnes grading 1.88 g/t Au) and Inferred resources include 9.5 million ounces of gold (138.9 million tonnes grading 2.12 g/t Au) as at December 31, 2023.

On June 20, 2023, Agnico Eagle provided results from an internal study on the Odyssey underground mine (the "2023 Odyssey Study") and exploration results from the Canadian Malartic Complex. The 2023 Odyssey Study highlighted a 23% increase in life-of-mine payable gold production from the Odyssey mine compared to the internal study from 2020. The 2023 Odyssey Study also outlined an extension of the mine life to 2042 with a mine plan that includes approximately 9.0 million ounces of gold, including 0.2 million ounces of gold in Probable Mineral Reserves (2.8 million tonnes grading 2.22 g/t Au), 4.8 million ounces of gold in Indicated Resources (45.5 million tonnes grading 3.31 g/t Au) and 4.0 million ounces of gold in Inferred Resources (53.5 million tonnes grading 2.32 g/t Au). The resource and reserve estimates in the 2023 Odyssey Study are no longer current, however, the provided mine plan is the most recently published by Agnico Eagle and the global mineral inventory is generally consistent with the resource and reserve updated as at December 31, 2023.

Update on Canadian Malartic exploration

On February 15, 2024, Agnico Eagle reported that expansion drilling resulted in the extension of the East Gouldie Inferred mineral resource laterally to the west by approximately 870 metres. On April 25, 2024, Agnico Eagle reported positive results to the east of the East Gouldie mineral resources, including 4.5 g/t Au over 30.0 metres at 1,162 metres depth and 1,060 metres east of the current mineral reserves, and 3.1 g/t Au over 32.8 metres at 1,556 metres depth and 420 metres east of the lower portion of the East Gouldie mineral reserves. Drilling results demonstrate that the corridor remains open to the east with high potential to categorize a large area as Inferred mineral resources by year-end 2024. Highlight intercepts include 6.2 g/t Au over 6.7 metres at 1,300 metres depth to the west and 6.7 g/t Au over 13.5 metres at 1,470 metres depth to the east of the deposit. Agnico Eagle will continue to test the east and west extensions of the East Gouldie deposit in 2024, with the objective of potentially adding a new mining front. Agnico Eagle expects to spend approximately US$20.4 million for 137,000 metres of drilling at the Canadian Malartic Complex in 2024. Exploration plans at the Odyssey mine includes 102,500 metres of drilling with five objectives: continued conversion drilling of East Gouldie Inferred mineral resources to Indicated mineral resources, testing the immediate extensions of East Gouldie, continued conversion drilling of the Odyssey South deposit of Inferred mineral resources to Indicated mineral resources, further investigating the Odyssey internal zones, and converting Inferred mineral resources to Indicated mineral resources in the Odyssey North deposit.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

For additional information, please refer to Agnico Eagle's press release dated April 25, 2024 entitled "Agnico Eagle Reports First Quarter 2024 Results - Strong Quarterly Gold Production and Cost Performance Drive Record Quarterly Free Cash Flow; 2023 Sustainability Report released", Agnico Eagle's press releases dated February 15, 2024, entitled "Agnico Eagle Reports Fourth Quarter and Full Year 2023 Results - Record Quarterly and Annual Gold Production and Free Cash Flow; Record Mineral Reserves Increased 10.5%; Updated Three-Year Guidance" and "Agnico Eagle Provides an Update on 2023 Exploration Results and 2024 Exploration Plans - Mineral Reserves Up 10.5% Year-Over-Year to 54 Moz; Initial Mineral Reserve of 5.2 Moz Declared at East Gouldie; Initial Underground Mineral Resources Declared at Detour Lake of 1.6 Moz" and Agnico Eagle's press release dated June 20, 2023 entitled "Agnico Eagle Provides Update on Canadian Malartic Complex -Internal Study Demonstrates Improved Value, Extends Mine Life and Supports Potential Future Production Growth in the Abitibi Greenstone Belt; Positive Exploration Results Expected to Result in Increased Mineral Reserves and Mineral Resources; Additional Property Scale Targets Being Evaluated", all filed on www.sedarplus.ca.

Mantos Blancos Stream (Capstone Copper Corp.)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Mantos Blancos mine, an open-pit mine located in the Antofagasta region of Chile. The Mantos Blancos mine is owned and operated by Capstone Copper Corp. ("Capstone").

Under the stream, Osisko Bermuda will receive refined silver equal to 100% of the payable silver from the Mantos Blancos mine until 19.3 million ounces have been delivered (5.8 million ounces have been delivered as at March 31, 2024), after which the stream percentage will be 40%. The purchase price for the silver under the Mantos Blancos stream is 8% of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Capstone to Osisko Bermuda.

Guidance - 2024

On January 24, 2024, Capstone reported that production volumes at Mantos Blancos are forecasted to increase in 2024 due to higher mill throughput. Mantos Blancos is currently focused on reliably achieving the installed capacity of 20,000 tonnes per day ("tpd"). The company is executing on a plan to address plant stability that includes improved maintenance and optimization of the concentrator and tailings system. During the first half of 2024, the focus will be on receiving and installing the engineering and infrastructure upgrades in the tailings dewatering area of the plant. Capstone expects Mantos Blancos to achieve its nameplate operating throughput rates late in the second quarter.

Update on operations

On May 2, 2024, Capstone reported that first quarter production was lower than expected primarily due to a planned mill shutdown in February in order to prepare for installation of new equipment needed to achieve 20,000 tpd capacity and lower feed grades as a result of mine sequence. To a lesser extent, the results were also impacted by unplanned maintenance.

For additional information, please refer to Capstone's press release dated January 24, 2024, entitled "Capstone Copper Provides 2024 Guidance and Announces 2023 Production Results" and Capstone's press release dated May 2, 2024, entitled "Capstone Copper Reports First Quarter 2024 Results", both filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, situated in central Yukon Territory, Canada, which hosts the Eagle Gold mine, owned and operated by Victoria Gold Corp. ("Victoria"), on all metals until 97,500 ounces of gold have been delivered to Osisko and a 3% NSR royalty thereafter. As of March 31, 2024, a total of 31,305 ounces of gold have been delivered under the royalty agreement.

Guidance - 2024

On February 20, 2024, Victoria reported production guidance of 165,000 to 185,000 ounces of gold at the Eagle Gold mine for the year 2024.

Update on operations

On April 10, 2024, Victoria reported production of 29,580 ounces of gold in the first quarter of 2024 compared to 37,619 ounces in the first quarter of 2023. Tonnes of ore mined and stacked on the heap leach pad in the first quarter of 2024 was in line with ore mined and stacked in the first quarter of 2023, but gold production was lower year-over-year due to lower grades related to mine sequencing of the Eagle orebody, the timing of placing stacked tonnes under leach, and lower than planned stacking rates in the fourth quarter of 2023. Both gold grade and metallurgical recovery continue to reconcile well against the Eagle Gold reserve model.

Update on exploration

On February 24, 2023, Victoria released an updated technical report on Eagle Gold, including an updated life of mine plan. The updated life of mine plan highlights average gold production of 202,000 ounces per year over the first 8 years, with peak production of 219,000 in 2025 and a throughput increase to steady-state level of 11.5 million tonnes per year during 2025. Ultimate life of mine recovery is projected to be 76.2% and over 2.0 million ounces of gold are forecast to be produced over the remaining mine life.

For additional information, please refer to Victoria's press release dated January 15, 2024, entitled "Victoria Gold: Eagle Gold Mine Annual and Fourth Quarter 2023 Production Results" and Victoria's press release dated February 24, 2023 entitled "Victoria Gold: Eagle Gold Mine Updated Technical Report", both filed on www.sedarplus.ca.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 1.8% to 3.5% NSR royalty on the Éléonore gold mine located in the Province of Québec and operated by Newmont Corporation ("Newmont"). Osisko currently receives a NSR royalty of 2.2% on production at the Éléonore mine.

Guidance - 2024

On February 22, 2024, Newmont reported production guidance of 270,000 ounces of gold at the Éléonore mine for the year 2024. Newmont also announced that the company is seeking to divest six non-core assets, including the Éléonore mine.

Update on operations

On April 24, 2024, Newmont announced production at Éléonore of 56,000 ounces of gold compared to 66,000 ounces of gold in the first quarter of 2023. The decrease was mostly the results of lower grades milled in the first quarter of 2024.

Update on reserve and resource estimates

On February 22, 2024, Newmont reported Proven and Probable mineral reserves at Éléonore comprising 8.9 million tonnes grading 5.38 g/t Au for 1.5 million ounces of gold as at December 31, 2023. This result is relatively stable compared to December 31, 2022 despite the 2023 production.

For additional information, please refer to Newmont's press release dated April 25, 2024, entitled "Newmont Reports First Quarter 2024 Results" and Newmont's press release dated February 22, 2024, entitled "Newmont Announces 2023 Mineral Reserves for Integrated Company of 136 Million Gold Ounces with Robust Copper Optionality of 30 Billion Pounds", both filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Sasa Stream (Central Asia Metals plc)

Osisko, through Osisko Bermuda, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in North Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe. Osisko Bermuda's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver delivered, increased for inflation annually from 2017 (US$6.69 per ounce in 2024).

Update on operations

On April 9, 2024, Central Asia reported 89,933 ounces of payable silver to Osisko for the first quarter of 2024 compared 56,989 ounces of silver in the first quarter of 2023.

During the first quarter of 2024, the paste backfill plant has operated consistently with the ongoing placement of paste fill between the 990 and 910 metre levels. The training of employees for long hole stoping has also been completed. The construction of the dry stack tailings plant remains on track with dry commissioning and the initial placement of filter cake on the engineered landform scheduled for the second half of 2024.

For more information on the Sasa mine, refer to Central Asia's press release dated April 9, 2024, entitled "Q1 2024 Operations Update", available on their website at www.centralasiametals.com.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 3.00% on the Island Gold mine property (all of the current resources and reserves are covered by the royalties), operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

Guidance - 2024

On January 10, 2024, Alamos reported its 2024 guidance for the Island Gold mine of 145,000 - 160,000 ounces of gold. Production guidance for Island Gold in 2024 is consistent with previous guidance and represents a 16% increase from 2023 production, reflecting higher grades expected to be mined. Grades are expected to increase further in 2025 and, combined with higher mining and processing rates towards the latter part of the year, are expected to drive an additional 16% increase in production.

Update on operations

On April 24, 2024, Alamos reported first quarter gold production from Island Gold of 33,400 ounces of gold compared to 32,900 ounces of gold in the first quarter of 2023. Underground mining rates averaged 1,173 tpd in the first quarter of 2024, a 3% decrease from the prior year period and slightly below annual guidance of 1,200 tpd. Grades mined averaged 10.53 g/t Au in the first quarter of 2024, consistent with annual guidance and 10% higher than in the prior year period.

Update on expansion

On March 27, 2024, Alamos announced the friendly acquisition of Argonaut Gold Inc. ("Argonaut Gold") and its Magino gold mine and mill, located immediately adjacent to Alamos' Island Gold mine. The transaction is expected to close in the third quarter of 2024.

Alamos' previously planned Phase 3+ mill and tailings facility expansion construction work at Island Gold will no longer be required following the announced acquisition of the 10,000 tpd Magino mill, which is located two kilometres from the Island Gold shaft. The larger mill and tailings infrastructure at Magino will now also accommodate the rapidly growing mineral reserve and resource base at Island Gold. Starting in 2025, ore from Island Gold is expected to be processed through the larger and more cost effective Magino mill, providing significant ongoing operating synergies.

Construction of the Phase 3+ expansion continued through the first quarter of 2024. The mechanical and electrical outfitting for hoist house and headframe were completed, the shaft sinking advanced to a depth of 185 metres by the end of the first quarter with sinking rates increasing to 2.5 metres per day in March, the paste plant detailed engineering was 85% complete, the issuance of long lead time equipment procurement packages was ongoing with construction activities expected to begin in the second half of 2024 and the company advanced the lateral development to support higher mining rates. The Phase 3+ expansion remains on schedule to be completed during the first half of 2026.

Alamos' expanded and accelerated mine plan at Island Gold is anticipated to transition a greater proportion of production towards Osisko's 2% and 3% NSR royalty boundaries earlier in the mine plan, as opposed to the mineral inventory covered by Osisko's 1.38% NSR royalty. A small fraction of the eastern limit of the Magino pit is covered by a 3% NSR royalty, with GEOs earned to Osisko expected from 2030 onwards. The underground exploration potential previously highlighted by Argonaut Gold on this claim is located less than 300 metres from the existing Island Gold underground infrastructure.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Update on reserve and resource estimates

On February 20, 2024, Alamos announced that combined mineral reserves and resources at Island Gold increased by 16% across all categories to 6.1 million ounces, net of depletion, as at December 31, 2023. Combined mineral reserves and resources have now increased for eight consecutive years with grades also increasing substantially over that time frame. Including mining depletion to date, 7.5 million ounces have been discovered at Island Gold as it continues to establish itself as one of the highest-grade and fastest-growing deposits in the world. Proven and Probable mineral reserves increased 18% to 1.7 million ounces (5.2 million tonnes grading 10.30 g/t Au). This marked the eleventh consecutive year of mineral reserve growth. Mineral reserve additions totaled 394,000 ounces, more than offsetting mining depletion of 134,000 ounces. The increase was driven by the conversion of existing mineral resources and discovery of new mineral reserves, the majority of which are in proximity to existing underground infrastructure.

Converted mineral resources were also more than replaced at higher grades reflecting significant additions near existing infrastructure. This included a 146% increase in Measured and Indicated mineral resources to 0.7 million ounces (2.6 million tonnes grading 8.73 g/t Au). Inferred mineral resources also increased 4% to 3.7 million ounces (7.9 million tonnes grading 14.58 g/t Au).

Update on exploration

On April 24, 2024, Alamos reported that the 2024 near mine exploration program will continue to focus on defining new mineral reserves and resources in proximity to existing production horizons and underground infrastructure through both underground and surface exploration drilling.

A total of US$19 million has been budgeted for exploration at Island Gold in 2024, up from US$14 million in 2023 with both a larger near mine and regional exploration program.

For more information, refer to Alamos' press release dated April 24, 2024 entitled "Alamos Gold Reports First Quarter 2024 Results", Alamos' press release dated March 27, 2024 entitled "Alamos Gold Announces Friendly Acquisition of Argonaut Gold", Alamos' press release dated February 20, 2024 entitled "Alamos Gold Reports Mineral Reserves and Resources for the Year-Ended 2023", Alamos' press release dated February 13, 2024 entitled "Alamos Gold Intersects Additional High-Grade Mineralization Near Existing Infrastructure at Island Gold which is Expected to Drive Further Growth in Mineral Reserves and Resources", and Alamos' press release dated January 10, 2024 entitled "Alamos Gold Achieves Increased 2023 Guidance with Record Annual Production and Provides Three-Year Production and Operating Guidance", all filed on www.sedarplus.ca.

CSA Streams (Metals Acquisition Limited)

Osisko Bermuda holds a silver stream and a copper stream on the CSA copper mine, operated by Metals Acquisition Limited ("Metals Acquisition"). Osisko Bermuda will purchase an amount of refined silver equal to 100% of the payable silver produced from CSA for the life of the mine and will make ongoing payments for refined silver delivered equal to 4% of the spot silver price at the time of delivery. Osisko Bermuda will also be entitled to receive refined copper equal to 3.0% of payable copper produced from CSA until the 5th anniversary of the closing date (June 15, 2023), then 4.875% of payable copper produced from CSA until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from CSA for the remaining life of the mine. Osisko Bermuda will make ongoing payments for refined copper delivered equal to 4% of the spot copper price at the time of delivery.

Metals Acquisition is focused on operating and acquiring metals and mining businesses in high-quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy. Metals Acquisition closed the acquisition of the CSA copper mine from a subsidiary of Glencore plc on June 15, 2023.

On July 17, 2023, Osisko Bermuda received its first delivery of silver. From February 1, 2023 to March 31, 2024, approximately 415,000 ounces of silver were purchased and sold by Osisko Bermuda under its CSA silver stream. Deliveries of refined copper under the CSA copper stream are expected to commence on June 15, 2024.

Update on operations

Subsequent to year-end 2023, Metals Acquisition successfully raised A$325 million through its listing on the Australian Stock Exchange ("ASX"). Proceeds from the ASX listing were used to repay in full the deferred consideration facility to Glencore plc in connection with Metals Acquisition's acquisition of CSA, and the balance is expected to be used to increase working capital to facilitate operational flexibility and potential production growth, and also to provide additional funding for exploration programs and mine development at the CSA mine.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

On April 29, 2024, Metals Acquisition announced first quarter production of 8,786 tonnes of copper, down 11% quarter over quarter, as a result of a power outage (which impact three days of production) and lower grades being mined from the East and West deposits. Mining shifted at the latter part of the first quarter to higher grade areas within the QTSN and QTSC zones and reducing the mining at East and West deposits.

Update on reserve and resource estimates

On April 22, 2024, Metals Acquisition announced an updated 2023 mineral resource and mineral reserve statement and production guidance for CSA, including:

  64% increase in mineral reserves after replacement of depletion to 14.9 million tonnes grading 3.3% copper for 494,000 tonnes of contained copper;
  Measured and Indicated mineral resources (exclusive of mineral reserves) increased to 4.7 million tonnes grading 4.9% copper (nil previously) for 229,000 tonnes of contained copper; and
  67% increase in mine life to eleven years (end of 2034) based on mineral reserves only.

The 2023 mineral reserve only extends 95 metres vertically below the current decline position. All deposits (other than QTS South Upper A) are open in at least one direction and drilling is continuing to further increase the mineral resources and mineral reserves, subject to exploration success and economic factors.

For more information, refer to Metals Acquisition's press release dated March 28, 2024, entitled "Metals Acquisition Limited Provides Notice of 2023 Annual Report and Conference Call Details and the related 2023 Annual Report, and Metals Acquisition's press release dated April 29, 2024, entitled "Metals Acquisition Limited Announces March 2024 Quarterly Activities Report", all filed on www.sec.gov/edgar.

Ermitaño Royalty (First Majestic Silver Corp.)

Osisko holds a 2% NSR royalty on the Ermitaño underground gold and silver mine ("Ermitaño") operated by First Majestic Silver Corp. ("First Majestic") and located in Sonora State, Mexico. Processing of ore from Ermitaño at the Santa Elena processing plant started in December 2021.

Guidance - 2024

On January 16, 2024, First Majestic reported that it expects to produce between 1.10 and 1.12 million ounces of silver, and between 81,000 and 90,000 ounces of gold in 2024 at Ermitaño.

Update on operations

On April 16, 2024, First Majestic announced production of 355,205 ounces of silver and 21,713 ounces of gold in the first quarter of 2024, on track with the 2024 company's guidance production plan.

Update on reserve and resource estimates

On April 1, 2024, First Majestic released updated 2023 mineral reserve and mineral resource estimates for the Ermitaño underground mine. Ermitaño's Proven & Probable mineral reserve estimates remained relatively unchanged despite record production of 9.6 million silver equivalent ounces at Ermitaño in 2023. Continued resource expansion potential at the Ermitaño mine (Luna and Soledad Zones) remains a core focus for First Majestic over the next year, with 22,000 metres of drilling planned for 2024.

For more information, refer to First Majestic's press release dated April 16, 2024, entitled "First Majestic Produces 5.2 Million AgEq Oz in Q1 2024", First Majestic's press release dated April 1, 2024, entitled "First Majestic Announces 2023 Mineral Reserve and Mineral Resource Estimates" and First Majestic's press release dated January 16, 2024 entitled "First Majestic Produces 6.6 Million AgEq Oz in Q4 2023 and 26.9 Million AgEq Oz in 2023; Announces 2024 Production and Cost Guidance and Announces Conference Call Details", all filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Guidance - 2024

On February 13, 2024, SSR Mining reported that it expects to produce between 75,000 and 85,000 ounces of gold in 2024 and average approximately 75,000 ounces annually over the next five-year period. Seabee's production is expected to be strongest in the first and third quarters of 2024, reflecting processed grades. Grades are expected to average between 5.0 and 6.0 g/t Au in 2024, slightly above the Seabee mineral reserve grade.

Update on operations

SSR Mining is expected to release its results for the first quarter of 2024 on May 8, 2024, after market close.

Update on exploration

On February 13, 2024, SSR Mining reported that consolidated exploration and resource development expenditures at Seabee are estimated at US$15.0 million with a focus on defining initial mineral reserves at the Porky and Porky West targets. Further drilling will also be completed at the Gap Hangingwall to evaluate potential extensions to the existing mineral reserves and mine life at Seabee. Earlier stage exploration activity also continues across the broader Seabee property, including follow-up sampling and potential drill testing at a number of regional targets.

Update on reserve and resource estimates

On February 13, 2024, SSR Mining announced an updated mineral reserve estimate of 2.1 million tonnes grading 5.17 g/t Au for 343,000 ounces of gold. This estimate does not incorporate any of the Measured and Indicated resources totaling 1.6 million tonnes grading 4.4 g/t Au for 218,300 ounces of gold, or the Inferred resources totaling 2.75 million tonnes grading 5.2 g/t Au for 462,500 ounces of gold.

Seabee has been in continuous operation for 30 years and has demonstrated a track record of mineral reserve replacement that SSR Mining expects to continue into the future.

For more information, refer to SSR Mining's press release dated February 13, 2024 entitled "SSR Mining Issues Multi-Year Guidance and Technical Reports for all Operating Assets", SSR Mining's press release dated January 16, 2024 entitled "SSR Mining Delivers Strong Fourth Quarter Production and Achieves 2023 Consolidated Production Guidance" and SSR Mining's Technical Report Summary on the Seabee Gold Operation dated February 12, 2024, all filed on www.sedarplus.ca.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a silver stream referenced to Taseko Mines Limited's ("Taseko") attributable portion of production from the Gibraltar copper mine, held by Gibraltar Mines Ltd. and located in British Columbia, Canada. The stream was amended on June 29, 2023 increasing the refined silver to be delivered from 75% to 87.5% of the payable silver production. The stream's step-down silver delivery threshold was also extended to coincide with Taseko's recently updated mineral reserve estimate for Gibraltar. Once a total of 6.3 million ounces of silver have been delivered, the refined silver to be delivered will be reduced to 30.625% of the payable silver produced at Gibraltar thereafter. There is no cash transfer price payable by Osisko at the time of delivery for the silver ounces delivered. As of March 31, 2024, a total of 1.3 million ounces of silver had been delivered under the stream agreement.

Update on operations

On March 25, 2024, Taseko announced the acquisition of the remaining 12.5% interest in the Gibraltar mine from Dowa Metals & Mining Co., Ltd. and Furukawa Co., Ltd.

For more information, refer to Taseko's press release dated March 25, 2024 entitled "Taseko Acquires 100% of Gibraltar Mine", filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Lamaque Royalty (Eldorado Gold Corporation)

Osisko owns a 1% NSR royalty on the Lamaque gold mine, including the producing Triangle deposit as well as the prospective Ormaque, Plug #4, and Parallel deposits. Osisko also holds a 2.5% NSR royalty on the Bourlemaque property. The Lamaque mine is operated by Eldorado Gold Corporation ("Eldorado") and is located in Québec, Canada.

Guidance - 2024

On February 22, 2024, Eldorado reported that it expects to produce between 175,000 and 190,000 ounces of gold in 2024 at the Lamaque complex. In 2024, the focus remains on resource conversion drilling at Ormaque, the completion of a bulk sample and a pre-feasibility study with the expectation of declaring an inaugural reserve at the end of the year.

Eldorado also released its 4-year forecast, where is expects to produce between 180,000 to 200,000 ounces of gold at Lamaque in 2027.

Update on operations

On April 25, 2024, Eldorado announced production at Lamaque of 42,299 ounces of gold in the first quarter of 2024, a 12% increase from 37,884 ounces in the first quarter of 2023, primarily due to increased mill throughput as a result of increased mill utilization and access to stockpiled ore. Average grade decreased to 5.81 g/t Au in the first quarter of 2024 from 6.06 g/t Au in the first quarter of 2023.

Update on exploration

On February 22, 2024, Eldorado released its exploration plans for 2024. Resource expansion and resource conversion drilling at the Triangle mine will focus on the C6 and C7 zones with approximately 26,000 metres planned. A new exploration drive and drill platform at the 785 level will enable shorter holes and improved angles for resource conversion purposes.

The 2024 exploration program at Ormaque is expected to include approximately 35,000 metres of underground resource conversion drilling within existing inferred resources. This drilling will continue to test the upper two-thirds of the deposit for further conversion from inferred to indicated resource (down to lens E100). In addition, approximately 18,000 metres of surface drilling testing step-outs to the east of and below the known deposit is planned.

Approximately 13,000 metres of underground exploration drilling planned from platforms along the Sigma-Triangle decline, testing multiple conceptual targets and step-outs from previous high-grade drill intercepts in the Sigma-Lamaque-Ormaque area. In addition, approximately 19,000 metres of surface drilling is planned to test targets in the same area but away from the decline. The drilling will target high-grade vein systems similar in geological setting and mineralization style to those historically mined at both Sigma and Lamaque, including testing new conceptual targets that have been developed in recent years.

Approximately 5,000 metres of surface drilling is planned to test various early-stage targets mainly within the Bourlamaque Batholith, which have been defined by a combination of historical drilling results, geophysical anomalies, till geochemistry, and geological mapping. The drilling is expected to target high-grade vein systems similar in geological setting and mineralization style to those historically mined at the Beaufor mine and the mines in the Herbin area.

For more information, refer to Eldorado's press release dated April 25, 2024 entitled "Eldorado Gold Reports First Quarter 2024 Financial and Operational Results; Steady Start to 2024" and Eldorado's press release dated February 22, 2024 entitled "Eldorado Announces 2024 Detailed Production & Cost Guidance; Provides Four-Year Growth Profile", both filed on www.sedarplus.ca.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Renard Stream (Stornoway Diamonds (Canada) Inc.)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec.

On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the CCAA to enable it to restructure its business.

On April 3, 2024, Winsome Resources Ltd ("Winsome") announced the acquisition of an exclusive call option, exercisable by September 30, 2024, to acquire the assets comprising the Renard mine and associated infrastructure or all of the issued capital in Stornoway. If exercised, the consideration payable by Winsome for the acquisition would be $52.0 million, in cash, Winsome shares, or a combination thereof at Winsome's election, as follows:

  $15.0 million, payable on closing of the proposed acquisition;
  $22.0 million, payable on the 12-month anniversary of closing; and
  $15.0 million, payable on the 24-month anniversary of closing.

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. In certain instances, Osisko may invest in equity of companies concurrently with the acquisition of royalty, stream or other similar interests or with the objective of improving its ability to acquire future royalties, streams or similar interests. Certain investment positions may be considered as associates under IFRS Accounting Standards as a result of the ownership held, nomination rights to the investee's board of directors and/or other facts and circumstances.

Osisko may, from time to time, and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

In the first quarter of 2024, Osisko sold equity investments for net proceeds of $3.3 million (nil in the first quarter of 2023).

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at March 31, 2024 (in thousands of dollars):

Investments	Carrying value (i)	Fair Value (ii)
	$	$

Associates	99,385	96,333
Other	84,672	84,672
	184,057	181,005

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for other investments, as per IAS 28, Investment in Associates and Joint Ventures and IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at March 31, 2024.

Principal investment in associates

Osisko Development Corp.

As at March 31, 2024, the Company's principal investment in associates is Osisko Development Corp. ("Osisko Development"). Osisko Development is a Canadian gold mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in North America. The main projects held by Osisko Development are the Cariboo gold project ("Cariboo") in British Columbia, Canada, the San Antonio gold project ("San Antonio") in Sonora, Mexico, and the Tintic property ("Tintic") in Utah, United States. Osisko owns a 5% NSR royalty on Cariboo, 15% gold and silver streams on San Antonio and a 2.5% metals stream on Tintic.

The Cariboo gold project has Probable mineral reserves of 2.03 million ounces of gold (16.7 million tonnes grading 3.78 g/t Au), Measured and Indicated mineral resources of 1.57 million ounces of gold (14.7 million tonnes grading 3.33 g/t Au) and Inferred mineral resources of 1.71 million ounces of gold (15.5 million tonnes grading 3.44 g/t Au). A NI 43-101 compliant feasibility study was filed in January 2023, which outlined average annual gold production of 163,695 ounces over a 12-year mine life, with an after-tax net present value of $502 million at a 5% discount rate and an internal rate of return (unlevered) of 20.7% at US$1,700 per ounce of gold. The study envisaged a phased operation with Phase 1 being a 1,500 tpd operation producing 72,501 ounces of gold for the first three years and Phase 2 ramping up to a 4,900 tpd operation producing 193,798 ounces of gold per year for the remaining mine life.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

On October 10, 2023, Osisko Development announced that it had received an Environmental Assessment ("EA") Certificate for the Cariboo gold project. Receipt of the EA Certificate successfully concludes the EA process for the project, which was launched in October 2019. A Joint Permit Application for the BC Mines Act / Environmental Management Act is in process, and Osisko Development anticipates receiving these final permits in the second quarter of 2024.

In its consolidated financial statements for the years ended December 31, 2023, Osisko Development noted that its working capital position as at December 31, 2023 will not be sufficient to meet the company's obligations, commitments and forecasted expenditures up to the year ending December 31, 2024. Osisko Development's ability to continue future operations and fund its planned activities is dependent on Osisko Development's management ability to secure additional financing in the future. Failure to secure future financings may impact and/or curtail the planned activities for the company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain investments to generate liquidity. If Osisko Development's management is unable to obtain new funding, the company may be unable to continue its operations.

As at March 31, 2024, the Company held 33,333,366 common shares representing a 39.6% interest in Osisko Development (39.6% as at December 31, 2023). The Company exercises significant influence over Osisko Development and accounts for its investment using the equity method.

For more information, please refer to Osisko Development's press releases and other public documents available on www.sedarplus.ca and on their website (www.osiskodev.com).

Sustainability Activities

As a capital provider, the Company holds a significant responsibility to promote and uphold sustainable business practices to maximize long-term value for all stakeholders.

Throughout 2023 and the first quarter of 2024, the Company continued to progress on its governance, environmental and social initiatives while upholding leading positions with MSCI and Sustainalytics. Recent governance enhancements include the addition of two new independent directors, Mr. Norman MacDonald and Mr. David Smith, and the appointment of an independent Chair. The Company has also implemented several key policies including those focused on Human Resources, Health and Safety, Human Rights, and Anti-Bribery, Anti-Corruption and Anti-Money Laundering and has appointed a dedicated Vice President, Sustainability and Communications tasked with driving forward Osisko's environmental, social and governance initiatives.

Supporting Osisko's mandate to align capital allocations with environment, social and governance ("ESG") principles, the Company formalized its investment due diligence process by developing an ESG screening and monitoring tool. The tool is aligned with industry-leading practices and allows the Company to assess the ESG performance of potential assets and mining partners across multiple topics prior to investing and subsequent monitoring post capital deployment

In its commitment to addressing climate-related challenges, Osisko conducted a climate-related risk assessment and scenario analysis to gage the exposure of key assets to climate-related risks and opportunities. This analysis helped inform the development of a climate change strategy for 2024-2027 structured around three main pillars: management of climate-related financial risks, pursuit of a low-emission future; and enhancing governance and disclosure. Each pillar includes specific commitments to monitor and measure progress.

In early 2024, Osisko purchased Gold Standard certified carbon credits through Key Carbon Ltd, a financer and supporter of carbon projects. These carbon credits entirely offset the Company's 2023 office-based Scope 2 and Scope 3 indirect emissions (excluding financed emissions).

Osisko continued to improve the internal skills and awareness through targeted training on diversity, equity and inclusion, health and safety and human rights. In 2023, the Company developed new internal community investment guidelines to maximise the impacts of its contributions, donating over $325,000 across three pillars: education, social/community, and climate change/environmental. Osisko's community investments and employee volunteering initiatives continued to support the local communities around our head office and those around our mining partners.

For a detailed review Osisko's sustainability initiatives, refer to the fourth edition of Osisko's sustainability report, Growing Responsibly, published on April 10, 2024.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Dividends and Normal Course Issuer Bid

On February 20, 2024, the Board of Directors declared a quarterly dividend of $0.06 per common share paid on April 15, 2024 to shareholders of record as of the close of business on March 28, 2024.

Dividend Reinvestment Plan

The Company offers a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at March 31, 2024, the holders of 17.1 million common shares had elected to participate in the DRIP, representing dividends payable of $1.0 million. Therefore, 47,415 common shares were issued on April 15, 2024 at a discount rate of 3%.

Normal Course Issuer Bid

In December 2023, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the NCIB program, Osisko may acquire up to 9,258,298 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2023 NCIB program are authorized from December 12, 2023 until December 11, 2024. Daily purchases will be limited to 94,834 common shares, other than block purchase exemptions.

During the three months ended March 31, 2024, the Company did not purchase any common shares under the NCIB program.

Gold Market and Currency

Gold Market

Following a strong performance in 2023, the gold market continued to post healthy gains in the first quarter of 2024 and prices rose 6.5% to reach US$2,214 per ounce at end the quarter. The gold price averaged US$2,070 per ounce in the first quarter of 2024, its highest quarterly average in nominal dollars, compared to US$1,890 per ounce in the first quarter of 2023.

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2024 (Q1)	$2,214	$1,985	$2,070	$2,214
2023	2,078	1,811	1,941	2,078
2022	2,039	1,629	1,800	1,812
2021	1,943	1,684	1,799	1,820
2020	2,067	1,474	1,770	1,888

In Canadian dollar terms, the average gold price per ounce was $2,791 in the first quarter of 2024 compared to $2,556 in the first quarter of 2023. The gold price closed the first quarter of 2024 at $3,000 per ounce, compared to $2,679 per ounce at the end of 2023.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Currency

The Canadian dollar traded between 1.3316 and 1.3593 in the first quarter of 2024 to close at 1.3550, compared to 1.3226 on December 31, 2023. The Canadian dollar averaged 1.3486 in the first quarter of 2024 compared to 1.3525 in the first quarter of 2023. The Bank of Canada maintained its overnight rate at 5.00% in the first quarter of 2024, the highest level in 22 years.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close

2024 (Q1)	1.3593	1.3316	1.3486	1.3550
2023	1.3875	1.3128	1.3497	1.3226
2022	1.3856	1.2451	1.3013	1.3544
2021	1.2942	1.2040	1.2535	1.2678
2020	1.4496	1.2718	1.3415	1.2732

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	Three months ended March 31,
	2024	2023
	$	$

Revenues	60,751	59,587
Cost of sales	(1,833)	(4,041)
Depletion	(11,524)	(13,495)
Gross profit	47,394	42,051

Operating income	39,904	34,346

Net earnings	15,073	20,848

Net earnings per share
Basic and diluted	0.08	0.11

Total assets	1,956,655	2,008,740

Total long-term debt	151,944	134,370

Operating cash flows	50,377	45,450

Dividend per common share	0.060	0.055

Weighted average shares outstanding (in thousands)
Basic	185,761	184,429
Diluted	186,870	185,694

Average realized price of gold (per ounce sold)
In C$ (2)	2,800	2,562
In US$	2,073	1,890

Adjusted earnings (3)	29,714	25,155
Adjusted earnings per basic share (3)	0.16	0.14

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS Accounting Standards.

(2) Using actual exchange rates at the date of transactions.

(3) "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Overview of Financial Results

Financial Summary - First Quarter of 2024

  Revenues from royalties and streams of $60.8 million compared to $59.6 million in Q1 2023;

  Gross profit of $47.4 million compared to $42.1 million in Q1 2023;

  Operating income of $39.9 million compared to $34.3 million in Q1 2023;

  Net earnings of $15.1 million or $0.08 per basic share compared to $20.8 million or $0.11 per basic share in Q1 2023;

  Adjusted earnings4 of $29.7 million or $0.16 per basic share compared to $25.2 million or $0.14 per basic share in Q1 2023; and

  Cash flows provided by operating activities of $50.4 million compared to $45.5 million in Q1 2023.

Revenues from royalties and streams increased to $60.8 million in the first quarter of 2024 compared to $59.6 million in the first quarter of 2023, as a result of higher metal prices, partially offset by slightly lower deliveries under the royalty and stream agreements.

Gross profit amounted to $47.4 million in the first quarter of 2024 compared to $42.1 million in the first quarter of 2023. Cost of sales and depletion decreased, mostly as a result of the mix of sales (there were no sales of diamonds from the Renard stream in the first quarter of 2024) and lower deliveries.

General and administrative ("G&A") expenses and business development expenses were relatively stable in the first quarter of 2024. G&A expenses amounted to $6.1 million in the first quarter of 2024 compared to $6.2 million in the first quarter of 2023, while business development expenses amounted to $1.4 million in the first quarter of 2024 compared to $1.5 million in the first quarter of 2023.

Operating income in the first quarter of 2024 increased to $39.9 million compared to $34.3 million in the first quarter of 2023, mostly as a result of a higher gross profit.

Net earnings in the first quarter of 2024 were $15.1 million, compared to $20.8 million in the first quarter of 2023. The decrease in 2024 is mostly the result of a higher non-cash share of loss of associates and a foreign exchange loss.

Adjusted earnings reached $29.7 million in the first quarter of 2024 compared to $25.2 million in the first quarter of 2023, mostly a result of a higher gross profit, partially offset by higher finance costs and lower interest income. A reconciliation of adjusted earnings is provided in the Non-IFRS Financial Performance Measures section of this MD&A.

Cash flows provided by operating activities in the first quarter of 2024 were $50.4 million, compared to $45.5 million in the first quarter of 2023. The increase was mainly the result of higher revenues and lower cost of sales.

______________________________________

4  "Adjusted earnings" and "Adjusted earnings per basic share" are non-IFRS financial performance measures which have no standard definition under IFRS Accounting Standards. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Consolidated Statements of Income

The following table presents summarized consolidated statements of income for the three months ended March 31, 2024 and 2023 (in thousands of dollars, except amounts per share):

		2024	2023
		$	$

Revenues	(a)	60,751	59,587

Cost of sales	(b)	(1,833)	(4,041)
Depletion	(c)	(11,524)	(13,495)
Gross profit	(d)	47,394	42,051

Other operating expenses
General and administrative	(e)	(6,130)	(6,209)
Business development	(f)	(1,360)	(1,496)

Operating income		39,904	34,346

Other expenses, net	(g)	(16,929)	(5,107)

Earnings before income taxes		22,975	29,239

Income tax expense	(h)	(7,902)	(8,391)

Net earnings		15,073	20,848

(a) Revenues are comprised of the following:

	2024			2023
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	2,800	13,769	38,542	2,562	13,537	34,676
Silver sold	32	502,914	16,129	29	424,628	12,519
Diamonds sold	-	-	-	161	43,013	7,027
Other (paid in cash)	-	-	6,080	-	-	5,365
			60,751			59,587

The increase in silver ounces sold in the first quarter of 2024 is mainly the result of the acquisition of the CSA silver stream in June 2023.  The decrease in diamonds sold is the result of the stoppage of operations at the Renard diamond mine in the fourth quarter of 2023.

(b) Cost of sales mainly represents the acquisition price of the metals (and diamonds in 2023) under the stream agreements, as well as deductions (if applicable) for governmental royalties, refining, insurance, transportation and other costs related to the metals received under royalty agreements. For the three months ended March 31, 2024, cost of sales amounted to $1.8 million, compared to $4.0 million for the three months ended March 31, 2023. The decrease in the first quarter of 2024 is mostly due to the mix of sales (there were no sales of diamonds from the Renard stream in the first quarter of 2024) and lower deliveries.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the related agreements. The depletion expense in the first quarter of 2024 amounted to $11.5 million, compared to $13.5 million in the first quarter of 2023. The decrease in the first quarter of 2024 is mostly due to the mix of sales and lower deliveries.

(d) The breakdown of cash margin5 and gross profit per type of interest is as follows (in thousands of dollars):

	2024	2023
	$	$

Royalty interests
Revenues	44,544	39,178
Less: cost of sales (excluding depletion)	(105)	(135)
Cash margin (in dollars)	44,439	39,043

Depletion	(5,534)	(6,848)
Gross profit	38,905	32,195

Stream interests
Revenues	16,207	20,409
Less: cost of sales (excluding depletion)	(1,728)	(3,906)
Cash margin (in dollars)	14,479	16,503

Depletion	(5,990)	(6,647)
Gross profit	8,489	9,856

Royalty and stream interests Total cash margin (in dollars)	58,918	55,546
Divided by: total revenues	60,751	59,587
Cash margin (in percentage of revenues)	97.0%	93.2%

Total - Gross profit	47,394	42,051

(e) G&A expenses were stable in the first quarter of 2024 at $6.1 million, compared to $6.2 million in the first quarter of 2023.

(f) Business development expenses were stable in the first quarter of 2024 at $1.4 million compared to $1.5 million in the first quarter of 2023.

(g) Other expenses, net of $16.9 million in the first quarter of 2024 include a share of loss of associates of $13.6 million, finance costs of $3.7 million and a foreign exchange loss of $3.2 million, partially offset by a change in expected credit loss of $1.9 million, interest income of $1.3 million and a change in fair value of financial assets at fair value through profit and loss of $0.5 million.

Other expenses, net of $5.1 million in the first quarter of 2023 include a share of loss of associate of $6.1 million and finance costs of $2.9 million, partially offset by interest income of $2.1 million and a net gain on investments of $1.8 million (which includes a non-cash gain on dilution on investments of $4.8 million, partially offset by a change in fair value of financial assets at fair value through profit and loss).

(h) The effective income tax rate in the first quarter of 2024 is 34.4%, compared to 28.7% in the comparative period of 2023. The statutory rate is 26.5% in 2024 and 2023. The elements that impacted the effective income tax rates are other income not taxable, other expenses not deductible and revenues taxable at lower rates. Cash taxes of $0.5 million were paid in the first quarter of 2024 compared to $0.9 million in the first quarter of 2023. Cash taxes paid were related to taxes on royalties earned in foreign jurisdictions.

____________________________________________

5  Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS Accounting Standards. It is calculated by deducting the cost of sales (excluding depletion) from the revenues. Please refer to the Non-IFRS Financial Performance Measures section of this MD&A.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Liquidity and Capital Resources

As at March 31, 2024, the Company's cash position amounted to $70.6 million compared to $67.7 million as at December 31, 2023.

Significant variations in the liquidity and capital resources for the three months ended March 31, 2024 are explained under the Cash Flows section of this MD&A.

Credit facility

A total amount of $550.0 million is available under the revolving credit facility (the "Facility"), with an additional uncommitted accordion of up to $200.0 million.

In April 2024, the maturity date of the Facility was extended from September 29, 2026 to April 30, 2028. The uncommitted accordion are subject to acceptance by the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets.

The Facility is subject to standby fees. Funds drawn bear interest based on the base rate, prime rate or secured overnight financing rate ("SOFR"), plus an applicable margin depending on the Company's leverage ratio. During the three months ended March 31, 2024, the Company repaid a total amount of $43.6 million on the Facility. As at March 31, 2024, the effective interest rate on the drawn balance was 7.1%, including the applicable margin.

The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company's leverage ratios and meet certain non-financial requirements. As at March 31, 2024, all such ratios and requirements were met.

Cash Flows

The following table summarizes the cash flows for the three months ended March 31, 2024 and 2023 (in thousands of dollars):

	2024	2023
	$	$

Cash flows
Operations	51,058	48,722
Working capital items	(681)	(3,272)
Operating activities	50,377	45,450
Investing activities	4,273	(1,914)
Financing activities	(52,482)	(14,984)
Effects of exchange rate changes on cash	712	(16)
Net increase in cash	2,880	28,536
Cash - January 1	67,721	90,548
Cash - March 31	70,601	119,084

Operating Activities

In the first quarter of 2024, cash flows provided by operating activities amounted to $50.4 million compared to $45.5 million in the first quarter of 2023. The increase was mainly the result of higher revenues and lower cost of sales.

Investing Activities

During the first quarter of 2024, cash flows provided by investing activities amounted to $4.3 million compared to cash flows used by investing activities of $1.9 million in the first quarter of 2023.

In the first quarter of 2024, the disposal of equity investments generated proceeds of $3.3 million and another $1.9 million was received from the partial repayment of the Stornoway bridge loan, which was provisioned in 2023. The cash inflows were partially offset by the acquisition of notes receivable for $0.9 million, which are presented as short-term investments on the consolidated balance sheets.

In the first quarter of 2023, Osisko acquired notes receivable for $1.9 million, which were presented as short-term investments and other investments on the consolidated balance sheets.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Financing Activities

During the first quarter of 2024, cash flows used by financing activities amounted to $52.5 million compared to $15.0 million in the first quarter of 2023.

In the first quarter of 2024, Osisko repaid an amount of $43.6 million under its revolving credit facility, net of discount on banker's acceptance, paid $10.4 million in dividends and $3.0 million in withholding taxes on the settlement of restricted and deferred share units, and received proceeds from the exercise of share options and the share purchase plan for $4.9 million.

In the first quarter of 2023, Osisko repaid an amount of $13.5 million under its revolving credit facility, net of discount on banker's acceptance, paid $9.8 million in dividends and $0.5 million in withholding taxes on the settlement of restricted and deferred share units, and received proceeds from the exercise of share options and the share purchase plan for $8.9 million.

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2

GEOs	22,259	23,275	23,292	24,465	23,111	25,023	23,850	22,243
Cash	70,601	67,721	70,754	70,033	119,084	90,548	300,542	449,283
Total assets	1,956,655	1,965,987	2,176,118	2,191,128	2,008,740	1,996,301	2,135,607	2,923,434
Total long-term debt	151,944	191,879	315,390	319,650	134,370	147,950	298,232	305,236
Equity	1,676,941	1,650,498	1,737,560	1,748,097	1,759,062	1,737,211	1,727,376	2,375,745
Revenues (2)	60,751	65,164	62,069	60,500	59,587	61,914	53,661	51,545
Net cash flows from operating activities (2)	50,377	50,721	43,464	47,392	45,450	48,524	51,067	34,965
Impairment of assets, net of income taxes (2)	-	88,000	27,906	21,227	271	3,000	275	384
Net (loss) earnings (2)	15,073	(67,153)	(19,999)	17,961	20,848	22,408	28,014	18,059
Basic and diluted net (loss) earnings per share (2)	0.08	(0.36)	(0.11)	0.10	0.11	0.12	0.15	0.10
Weighted average shares outstanding (000's)
- Basic	185,761	185,353	185,304	185,093	184 429	184,265	184,839	185,316
- Diluted	186,870	185,353	185,304	186,267	185,694	184,682	185,850	185,630
Share price - TSX - closing	22.23	18.91	15.95	20.36	21.36	16.32	14.07	12.98
Share price - NYSE - closing	16.42	14.28	11.75	15.10	15.82	12.07	10.10	10.10
Price of gold (average US$)	2,070	1,971	1,928	1,976	1,890	1,727	1,729	1,871
Closing exchange rate(3) (US$/Can$)
	1.3550	1.3624	1.3520	1.3428	1.3533	1.3544	1.3707	1.2886

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS Accounting Standards.

(2) The comparative figures of the second and third quarters of 2022 have been restated to conform to the actual single segment presentation and the discontinued operations (refer to the Basis of Presentation of Consolidated Financial Statements section of the MD&A for the year ended December 31, 2023 for more details). The figures presented are for the continuing operations only.

(3) Bank of Canada Daily Rate.

During the first quarter of 2024, the Company repaid $43.6 million on its revolving credit facility.

During the fourth quarter of 2023, the Company sold its equity investment in Osisko Mining Inc. for net proceeds of $127.9 million and used the funds to partially repay its outstanding revolving credit facility. The Company also incurred an impairment charge of $23.5 million on the Tintic stream and $64.5 million on the equity investment in Osisko Development.

During the second quarter of 2023, the Company, through Osisko Bermuda, acquired silver and copper streams on the CSA mine for US$150.0 million ($198.8 million) and common shares in Metals Acquisition, who acquired the CSA mine, for US$40.0 million ($50.0 million). The transaction was financed from cash on hand (approximately 30%) and from a drawdown on the revolving credit facility.

During the fourth quarter of 2022, Osisko repaid its convertible debentures for $300.0 million using $150.0 million from its cash balance and drew on its revolving credit facility for the balance.

During the third quarter of 2022, Osisko deconsolidated Osisko Development. Refer to the Basis of Presentation of Consolidated Financial Statements section of the MD&A for the year ended December 31, 2023 for more details.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Segment Disclosure

The President and Chief Executive Officer (chief operating decision-maker) organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metals and other royalties, streams and other interests. All of the Company's assets, liabilities, revenues, expenses and cash flows are attributable to this single operating segment. The following tables present segmented information for this single segment.

Geographic revenues

Geographic revenues from the sale of precious metals and other commodities received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the three months ended March 31, 2024 and 2023, royalty, stream and other interest revenues were earned from the following jurisdictions (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2024

Royalties	44,247	250	47	-	-	44,544
Streams	2,125	8,258	3,307	-	2,517	16,207

	46,372	8,508	3,354	-	2,517	60,751

2023

Royalties	38,285	381	23	489	-	39,178
Streams	9,741	8,293	-	-	2,375	20,409

	48,026	8,674	23	489	2,375	59,587

(i) 90% of North America's revenues were generated from Canada during the three months ended March 31, 2024 (90% during the three months ended March 31, 2023).

For the three months ended March 31, 2024, two royalty and stream interests generated revenues of $34.6 million (three royalty and stream interests generated revenues of $35.8 million for the three months ended March 31, 2023), which represented 57% of revenues (60% of revenues for the three months ended March 31, 2023), including one royalty interest that generated revenues of $26.4 million ($20.5 million for the three months ended March 31, 2023).

For the three months ended March 31, 2024, revenues generated from precious metals represented almost 100% of revenues. For the three months ended March 31, 2023, revenues generated from precious metals and diamonds represented 87% and 12% of revenues, respectively.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Geographic net assets

The following table summarizes the royalty, stream and other interests by jurisdiction, as at March 31, 2024 and December 31, 2023, which is based on the location of the properties related to the royalty, stream or other interests (in thousands of dollars):

	North America (i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

March 31, 2024

Royalties	636,179	182,899	11,257	71,809	-	14,868	917,012
Streams	187,687	164,526	196,930	-	30,216	46,805	626,164
Offtakes	-	-	9,576	-	5,019	-	14,595

	823,866	347,425	217,763	71,809	35,235	61,673	1,557,771

December 31, 2023

Royalties	638,871	182,858	11,257	71,809	-	14,868	919,663
Streams	185,912	163,149	194,267	-	29,494	46,379	619,201
Offtakes	-	-	9,348	-	4,899	-	14,247

	824,783	346,007	214,872	71,809	34,393	61,247	1,553,111

(i) 80% of North America's net interests are located in Canada as at March 31, 2024 (80% as at December 31, 2023).

Related Party Transactions

As at March 31, 2024, notes receivables from associates of US$6.9 million ($9.3. million) are included in short-term investments (US$6.2 million ($8.2 million) as at December 31, 2023).

Contractual Obligations and Commitments

Investments in royalty and stream interests

As at March 31, 2024, significant commitments related to the acquisition of royalties and streams are detailed in the following table. The Company intends to meet these commitments by using its cash balance, from its expected operating cash flows to be generated from its operations and/or by drawdowns on its revolving credit facility.

Company	Project (asset)	Installments	Triggering events

Gold Resource Corporation	Back Forty project (gold stream)	US$5.0 million	Receipt of all material permits for the construction and operation of the project.
		US$25.0 million	Pro rata to drawdowns with construction finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$45.0 million

Receipt of all necessary material third-party approvals, licenses, rights of way, surface rights on the property and all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.

		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Stream and offtake purchase agreements

The following table summarizes the significant commitments related to producing assets and assets in advance stage of development to pay for gold and silver to which Osisko has the contractual right pursuant to the associated precious metals purchase agreements, as at March 31, 2024:

	Attributable payable production to be purchased		Per ounce/carat cash payment (US$)		Term of agreement	Date of contract
Interest	Silver	Other	Silver	Other
CSA streams (1)	100%	3.0 - 4.875% (Copper)	4%	4%	Life of mine	June 2023
Gibraltar stream (2)	87.5%		nil		Life of mine	March 2018 Amended June 2023
Mantos Blancos Stream (3)	100%		8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream (4)		9.6% (Diamonds)		Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream (5)	100%		$6.69		40 years	November 2015

(1) Osisko Bermuda will receive refined silver equal to 100% of the payable silver produced from the CSA mine for the life of the mine, and will be entitled to receive refined copper equal to 3.0% of payable copper produced from the CSA mine until the 5th anniversary of the agreements, then 4.875% of payable copper produced from the CSA mine until 33,000 metric tonnes have been delivered in aggregate, and thereafter 2.25% of payable copper produced from the CSA mine for the remaining life of the mine. On the 5th anniversary of the closing date (June 15, 2023), Metals Acquisition will have the option to exercise certain buy-down rights by paying a one-time cash payment to Osisko Bermuda of US$20.0 million to US$40.0 million. If the option is exercised, Osisko Bermuda will still be entitled to receive refined copper equal to 3.25% - 4.0625% of payable copper produced from the CSA mine until 23,900 to 28,450 metric tonnes have been delivered in aggregate, and thereafter 1.5% - 1.875% of payable copper produced from the CSA mine for the remaining life of the mine.

(2) Osisko will receive from Taseko an amount of silver production equal to 87.5% of Gibraltar mine's production, until reaching the delivery to Osisko of 6.3 million ounces of silver, and 30.625% of production thereafter. As of March 31, 2024, a total of 1.3 million ounces of silver have been delivered under the stream agreement.

(3) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%. As of March 31, 2024, a total of 5.8 million ounces of silver have been delivered to Osisko Bermuda under the stream agreement.

(4) On October 27, 2023, Stornoway announced it was temporarily suspending operations and placing itself under the protection of the Companies' Creditors Arrangement Act.

(5) Price subject to the lesser of 3% or inflation over the previous calendar year measured by the consumer price index (CPI) per ounce price escalation after 2016.

Off-Balance Sheet Items

There are no significant off-balance sheet arrangements, other than the contractual obligations and commitments mentioned above.

Outstanding Share Data

As of May 8, 2024, 185,965,959 common shares and 3,040,842 share options were issued and outstanding.

Subsequent Events to March 31, 2024

Revolving credit facility

Subsequently to March 31, 2024, the Company repaid a total amount of $18.6 million on its revolving credit facility and extended the maturity date from September 29, 2026 to April 30, 2028.

Dividends

On May 8, 2024, the Board of Directors declared a quarterly dividend of $0.065 per common share payable on July 15, 2024 to shareholders of record as of the close of business on June 28, 2024.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is subject to a number of risk factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC"). If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS Accounting Standards, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

The CEO and CFO have evaluated whether there were changes to the ICFR during the three months ended March 31, 2024 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Basis of Presentation of Consolidated Financial Statements

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the years ended December 31, 2023 and 2022, which have been prepared in accordance with IFRS Accounting Standards as issued by the IASB. The accounting policies, methods of computation and presentation applied in these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Certain new accounting standards and interpretations have been published that are currently effective requirements or forthcoming requirements. Certain of these standards are not expected to have a material impact on the Company's current or future reporting periods and are therefore not discussed herein, with the exception of the amendments to IAS 1, Presentation of Financial Statements (Non-current Liabilities with Covenants), and IFRS 18, Presentation and Disclosure in Financial Statements, which are discussed below.

Amendments - IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity's expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant).

Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

  the carrying amount of the liability;
  information about the covenants; and
  facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the "settlement" of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity's own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have an impact on the Company's consolidated financial statements for the three months ended March 31, 2024.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss. IFRS 18 was issued in response to investors' concerns about the comparability and transparency of entities' performance reporting. The new requirements introduced in IFRS 18 will help to achieve comparability of the financial performance of similar entities, especially related to how 'operating profit or loss' is defined. The new disclosures required for some management-defined performance measures will also enhance transparency. The key new concepts introduced in IFRS 18 relate to:

  the structure of the statement of profit or loss;
  required disclosures in the financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements (that is, management-defined performance measures); and
  enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general.

IFRS 18 will replace IAS 1; many of the other existing principles in IAS 1 are retained, with limited changes. IFRS 18 will not impact the recognition or measurement of items in the financial statements, but it might change what an entity reports as its 'operating profit or loss'.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

IFRS 18 will apply for reporting periods beginning on or after January 1, 2027 and also applies to comparative information. Management has not yet evaluated the impact that this new standard will have on its consolidated financial statements.

Critical Accounting Estimates and Significant Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions. Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as significant judgements in applying the Company's accounting policies are detailed in the notes to the audited consolidated financial statements for the years ended December 31, 2023 and 2022, filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the notes to the audited consolidated financial statements for the years ended December 31, 2023 and 2022 and in the interim unaudited consolidated financial statements for the three months ended March 31, 2024 and 2023, both filed on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Technical Information

The scientific and technical information contained in this MD&A has been reviewed and approved by Guy Desharnais, Ph.D., P.Geo, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Non-IFRS Financial Performance Measures

The Company has included certain performance measures in this MD&A that do not have any standardized meaning prescribed by IFRS Accounting Standards including (i) cash margin (in dollars and in percentage of revenues), (ii) adjusted earnings and (iii) adjusted earnings per basic share. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS Accounting Standards. As Osisko's operations are primarily focused on precious metals, the Company presents cash margins and adjusted earnings as it believes that certain investors use this information, together with measures determined in accordance with IFRS Accounting Standards, to evaluate the Company's performance in comparison to other companies in the precious metals mining industry who present results on a similar basis. However, other companies may calculate these non-IFRS measures differently.

During the fourth quarter of 2023, the following changes were made to the composition of adjusted earnings:

(i) total gains and losses on investments on the statement of income (loss) are now excluded from net earnings (loss); prior to this change, only the unrealized gains and losses on investments were excluded from net earnings (loss);

(ii) total foreign exchange gains and losses on the statement of income (loss) are now excluded from net earnings (loss); prior to this change, only the foreign exchange gains and losses adjustments from operation activities on the statement of cash flows were excluded from net earnings (loss);

(iii) the tax impact of all adjustments in the calculation of adjusted earnings is now considered; prior to this change, the total deferred income taxes on the statement of earnings (loss) was excluded from net earnings (loss).

These changes in the manner in which the Company calculates adjusted earnings were made to align the calculations with its peers and facilitate the comparison  with these companies. These changes also affect indirectly adjusted earnings per basic share, because they are calculated from adjusted earnings. Quarterly comparative figures have been restated to reflect the current composition of adjusted earnings.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Cash margin (in dollars and in percentage of revenues)

Cash margin (in dollars) represents revenues less cost of sales (excluding depletion). Cash margin (in percentage of revenues) represents the cash margin (in dollars) divided by revenues. A reconciliation of the cash margin per type of interests (in dollars and in percentage of revenues) is presented under the Overview of Financial Results section of this MD&A.

Adjusted earnings and adjusted earnings per basic share

Adjusted earnings is defined as: net earnings (loss), adjusted for certain items: foreign exchange gains (losses), impairment charges and reversal related to royalty, stream and other interests, changes in allowance for expected credit losses, write-offs and impairment of investments, gains (losses) on disposal of assets, gains (losses) on investments, share of income (loss) of associates, transaction costs and other items such as non-cash gains (losses), as well as the impact of income taxes on these items. Adjusted earnings per basic share is obtained from the adjusted earnings divided by the weighted average number of common shares outstanding for the period.

	Three months ended March 31,
	2024	2023
(in thousands of dollars, except per share amounts)	$	$

Net earnings	15,073	20,848

Adjustments:
Foreign exchange loss (gain)	3,250	(19)
Share of loss of associates	13,558	6,145
Changes in allowance for expected credit losses and write-offs	(1,895)	-
Impairment of investments	-	271
Gain on investments	(456)	(2,097)
Tax impact of adjustments	184	7

Adjusted earnings	29,714	25,155

Weighted average number of common shares outstanding (000's)	185,761	184,429

Adjusted earnings per basic share	0.16	0.14

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Forward-Looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements are statements other than statements of historical fact, that address, without limitation, future events, the ability to complete any announced transaction, production estimates of Osisko's assets (including increase of production), the 2024 guidance on GEOs and cash margin included under "Guidance for 2024" and other guidance based on disclosure from operators, timely developments of mining properties over which Osisko has royalties, streams, offtakes and investments, management's expectations regarding Osisko's growth, results of operations, estimated future revenues, production costs, carrying value of assets, ability to continue to pay dividend, requirements for additional capital, business prospects and opportunities, future demand for and fluctuation of prices of commodities (including outlook on gold, silver, diamonds, other commodities) currency, markets and general market conditions. In addition, statements and estimates (including data in tables) relating to mineral reserves and resources and statements and guidance as to gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, including the assumptions set out under "Guidance for 2024", and no assurance can be given that the estimates or related guidance will be realized. Forward-looking statements are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or by statements that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and actual results may accordingly differ materially from those in forward-looking statements. Such risk factors include, without limitation, (i) with respect to properties in which Osisko holds a royalty, stream or other interest; risks related to: (a) the operators of the properties, (b) timely development, permitting, construction, commencement of production, ramp-up (including operating and technical challenges), (c) differences in rate and timing of production from resource estimates or production forecasts by operators, (d) differences in conversion rate from resources to reserves and ability to replace resources, (e) the unfavorable outcome of any challenges or litigation relating to title, permit or license, (f) hazards and uncertainty associated with the business of exploring, development and mining including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks; (ii) with respect to other external factors: (a) fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko, (b) fluctuations in the value of the Canadian dollar relative to the U.S. dollar, (c) regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies, regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held, (d) continued availability of capital and financing to Osisko or the operators of properties, and general economic, market or business conditions, and (e) responses of relevant governments to infectious diseases outbreaks and the effectiveness of such response and the potential impact of such outbreaks on Osisko's business, operations and financial condition; (iii) with respect to internal factors: (a) business opportunities that may or not become available to, or are pursued by Osisko, (b) the integration of acquired assets or (c) the determination of Osisko's Passive Foreign Investment Company ("PFIC") status. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the absence of significant change in the Company's ongoing income and assets relating to determination of its PFIC status; the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended and, with respect to properties in which Osisko holds a royalty, stream or other interest, (i) the ongoing operation of the properties by the owners or operators of such properties in a manner consistent with past practice and with public disclosure (including forecast of production), (ii) the accuracy of public statements and disclosures made by the owners or operators of such underlying properties (including expectations for the development of underlying properties that are not yet in production), (iii) no adverse development in respect of any significant property, (iv) that statements and estimates relating to mineral reserves and resources by owners and operators are accurate and (v) the implementation of an adequate plan for integration of acquired assets.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

For additional information on risks, uncertainties and assumptions, please refer to the most recent Annual Information Form of Osisko filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements. Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be accurate as actual results and prospective events could materially differ from those anticipated such the forward-looking statements and such forward-looking statements included in this MD&A are not guarantee of future performance and should not be unduly relied upon. In this MD&A, Osisko relies on information publicly disclosed by other issuers and third-parties pertaining to its assets and, therefore, assumes no liability for such third-party public disclosure. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result, reports its mineral resources and reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 ("NI 43-101"). The definitions of NI 43-101 are adopted from those described by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). In a number of cases Osisko has disclosed resource and reserve estimates covering properties related to the mining assets that are not based on CIM definitions, but instead have been prepared in reliance upon JORC and S-K 1300 (collectively, the "Acceptable Foreign Codes"). Estimates based on Acceptable Foreign Codes are recognized under NI 43-101 in certain circumstances. New mining disclosure rules under Subpart 1300 of Regulation S-K ("S-K 1300") became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. CIM definitions are not identical to those of the Acceptable Foreign Codes, the resource and reserve definitions and categories are substantively the same as the CIM definitions mandated in NI 43-101 and will typically result in reporting of substantially similar reserve and resource estimates. Nonetheless, readers are cautioned that there are differences between the terms and definitions of the CIM and the Acceptable Foreign Codes, and there is no assurance that mineral reserves or mineral resources would be identical had the owner or operator prepared the reserve or resource estimates under another code. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the S-K 1300. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

Osisko Gold Royalties Ltd	Management's Discussion and Analysis
2024 - First Quarter Report

Corporate Information

Osisko Gold Royalties Ltd - Head Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com	Michael Spencer, Managing Director

Osisko Gold Royalties Ltd - Toronto Office
100 King Street West
Suite 5710
Toronto, Ontario, Canada M5X 1K1

Directors	Officers
Norman MacDonald, Chair	Jason Attew, President and Chief Executive Officer
Joanne Ferstman, Lead Director	Guy Desharnais, Vice President, Project Evaluation
Jason Attew, President and Chief Executive Officer	Iain Farmer, Vice President, Corporate Development
Edie Hofmeister	André Le Bel, Vice President, Legal Affairs and
William Murray John	Corporate Secretary
Robert Krcmarov	Grant Moenting, Vice President, Capital Markets
Pierre Labbé	Brendan Pidcock, Vice President, Engineering
Candace MacGibbon	Frédéric Ruel, Vice President, Finance and Chief
David Smith	Financial Officer
Heather Taylor, Vice President, Sustainability and Communications

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Ph.D., P.Geo, Vice-President, Project Evaluation

Exchange listings - common shares
Toronto Stock Exchange: OR

New York Stock Exchange: OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: TSX Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP